

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Via E-mail
Yacov Kaufman
Chief Financial Officer
Perion Networks Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710

      Re: **Perion Networks Ltd.**
              Form 20-F/A for the Fiscal Year Ended December 31, 2012
              Filed April 29, 2013
              File No. 000-51694

Dear Kaufman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

k. Research and development costs, page F-14

1.   We note that you capitalize the costs incurred between completion of the detailed program design ("DPD") and the point at which the product is ready for general release. We further note from your disclosure that technical feasibility is established upon completion of the DPD, which take product function, feature, and technical requirements to their most detail, logical form and is ready for coding. Technical feasibility of computer software is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. Please tell us how you determined that

technical feasibility is established upon completion of the DPD. Refer to ASC 985-20-25-2.

Exhibits 12.1 and 12.2

2.   We note that the identifications of the certifying individuals at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief